Exhibit 99.3

Vermilion Energy Inc.	2016 Financial Statements

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
btu	British thermal units
DRIP	Dividend Reinvestment Plan
GJ	gigajoules
mbbls	thousand barrels
mboe	thousand barrel of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrel of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point. Our production in Ireland is priced with reference to NBP.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility
Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc.	2016 Financial Statements

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc.	2016 Financial Statements

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2016.

(“Anthony Marino”)	(“Curtis W. Hicks”)

Anthony Marino	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 24, 2017

Vermilion Energy Inc.	2016 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 24, 2017 expressed an unmodified/unqualified opinion on those financial statements.

(“/s/ Deloitte LLP”)

Chartered Professional Accountants
February 24, 2017
Calgary, Canada

Vermilion Energy Inc.	2016 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2016 and December 31, 2015, and the consolidated statements of net loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(“/s/ Deloitte LLP”)

Chartered Professional Accountants

February 24, 2017

Calgary, Canada

Vermilion Energy Inc.	2016 Financial Statements

CONSOLIDATED BALANCE SHEET
(THOUSANDS OF CANADIAN DOLLARS)

		December 31,	December 31,
	Note	2016	2015
ASSETS
Current
Cash and cash equivalents	20	62,775	41,676
Accounts receivable		131,719	160,499
Crude oil inventory		14,528	13,079
Derivative instruments	9	4,336	55,214
Prepaid expenses		12,548	14,310
		225,906	284,778

Derivative instruments	9	1,157	13,128
Deferred taxes	11	152,046	135,753
Exploration and evaluation assets	7	274,830	308,192
Capital assets	6	3,433,245	3,467,369
		4,087,184	4,209,220

LIABILITIES
Current
Accounts payable and accrued liabilities		181,557	248,747
Current portion of long-term debt	12	-	224,901
Dividends payable	13	25,426	24,077
Derivative instruments	9	47,660	-
Income taxes payable		36,219	6,006
		290,862	503,731

Derivative instruments	9	27,484	-
Long-term debt	12	1,362,192	1,162,998
Finance lease obligation	10	19,628	23,565
Asset retirement obligations	8	525,022	305,613
Deferred taxes	11	283,533	354,654
		2,508,721	2,350,561

SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	2,452,722	2,181,089
Contributed surplus		101,788	107,946
Accumulated other comprehensive income		30,339	113,647
Deficit		(1,006,386)	(544,023)
		1,578,463	1,858,659
		4,087,184	4,209,220

APPROVED BY THE BOARD

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

Vermilion Energy Inc.	2016 Financial Statements

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended
		December 31,	December 31,
	Note	2016	2015
REVENUE
Petroleum and natural gas sales		882,791	939,586
Royalties		(54,284)	(65,920)
Petroleum and natural gas revenue		828,507	873,666

EXPENSES
Operating	20	222,185	225,938
Transportation		39,511	41,660
Equity based compensation	15	69,235	75,232
Loss (gain) on derivative instruments	9	72,617	(84,904)
Interest expense		56,957	59,852
General and administration	20	52,829	53,584
Foreign exchange gain		(3,249)	(9,410)
Other income	16	(3,896)	(31,663)
Accretion	8	24,783	23,911
Depletion and depreciation	6, 7	528,002	458,758
Impairment	6, 7	14,762	274,623
Gain on business combination	5	(22,001)	-
		1,051,735	1,087,581
LOSS BEFORE INCOME TAXES		(223,228)	(213,915)

TAXES	11
Deferred		(82,855)	(47,728)
Current		19,678	51,115
		(63,177)	3,387

NET LOSS		(160,051)	(217,302)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(83,308)	107,925
COMPREHENSIVE LOSS		(243,359)	(109,377)

NET LOSS PER SHARE	17
Basic		(1.38)	(1.98)
Diluted		(1.38)	(1.98)

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)	17
Basic		115,695	109,642
Diluted		115,695	109,642

Vermilion Energy Inc.	2016 Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2016	2015
OPERATING
Net loss		(160,051)	(217,302)
Adjustments:
Accretion	8	24,783	23,911
Depletion and depreciation	6, 7	528,002	458,758
Impairment	6, 7	14,762	274,623
Gain on business combination	5	(22,001)	-
Unrealized loss (gain) on derivative instruments	9	137,993	(43,548)
Equity based compensation	15	69,235	75,232
Unrealized foreign exchange loss (gain)		792	(8,787)
Unrealized other expense		131	1,008
Deferred taxes	11	(82,855)	(47,728)
Asset retirement obligations settled	8	(9,617)	(11,369)
Changes in non-cash operating working capital	20	8,366	(60,390)
Cash flows from operating activities		509,540	444,408

INVESTING
Drilling and development	6	(241,545)	(486,861)
Exploration and evaluation	7	(863)	-
Property acquisitions	5, 6, 7	(98,524)	(28,897)
Changes in non-cash investing working capital	20	(12,298)	(25,980)
Cash flows used in investing activities		(353,230)	(541,738)

FINANCING
Increase in long-term debt	12	202,617	138,341
Repayment of senior unsecured notes	12	(225,000)	-
Decrease in finance lease obligation	10	(4,270)	(2,246)
Cash dividends	13	(104,723)	(127,535)
Cash flows (used in) from financing activities		(131,376)	8,560
Foreign exchange (loss) gain on cash held in foreign currencies		(3,835)	10,041

Net change in cash and cash equivalents		21,099	(78,729)
Cash and cash equivalents, beginning of year		41,676	120,405
Cash and cash equivalents, end of year	20	62,775	41,676

Supplementary information for cash flows from operating activities
Interest paid		60,221	62,911
Income taxes (received) paid		(10,535)	92,907

Vermilion Energy Inc.	2016 Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2016	2015
SHAREHOLDERS' CAPITAL
Balance, beginning of period		2,181,089	1,959,021
Shares issued for the DRIP(1)	13	192,998	155,033
Vesting of equity based awards	13, 15	67,146	56,855
Equity based compensation	13, 15	8,247	2,619
Share-settled dividends on vested equity based awards	13, 15	3,242	7,561
Balance, end of period	13	2,452,722	2,181,089
CONTRIBUTED SURPLUS
Balance, beginning of period		107,946	92,188
Equity based compensation	15	60,988	72,613
Vesting of equity based awards	13, 15	(67,146)	(56,855)
Balance, end of period		101,788	107,946
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period		113,647	5,722
Currency translation adjustments		(83,308)	107,925
Balance, end of period		30,339	113,647
DEFICIT
Balance, beginning of period		(544,023)	(35,585)
Net loss		(160,051)	(217,302)
Dividends declared	13	(299,070)	(283,575)
Share-settled dividends on vested equity based awards	13, 15	(3,242)	(7,561)
Balance, end of period		(1,006,386)	(544,023)

TOTAL SHAREHOLDERS' EQUITY		1,578,463	1,858,659

(1) DRIP refers to Vermilion’s dividend reinvestment and Premium DividendTM plans.

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of equity based awards that are settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

Deficit

Represents the cumulative net earnings and losses less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc.	2016 Financial Statements

notes to the Consolidated Financial Statements

For the year ended December 31, 2016 and 2015

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on February 24, 2017.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of Consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income and expenses.

Exploration and Evaluation Assets

Vermilion classifies costs as Exploration and Evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the licence or right to explore and extract resources. E&E costs may include geological and geophysical costs, land acquisition costs, and costs for drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depletion in the year of expiration.

Capital Assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation and impairment losses. Costs include directly attributable costs incurred for the drilling and completion of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and Depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Vermilion Energy Inc.	2016 Financial Statements

Impairment of Capital Assets and Exploration and Evaluation Assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Finance leases

Finance leases are leases which transfer substantially all of the risks and rewards incidental to legal ownership of the leased asset to Vermilion. A finance lease obligation is recognized at the commencement of the lease term at the lower of fair value of the leased asset or the present value of the minimum lease payments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude Oil Inventory

Crude oil inventory is valued at the lower of cost or net realizable value. Cost of crude oil inventory produced is determined on a weighted-average basis and includes related operating expenses, royalties, and depletion.

Asset Retirement Obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in discount rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue Recognition

Revenues associated with the sale of petroleum and natural gas are recorded when title passes to the customer. Revenue is recognized when all the following conditions have been satisfied:

•	Vermilion has transferred the significant risks and rewards of ownership of the petroleum and natural gas to the customer;
•	Vermilion retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the petroleum or natural gas sold;
•	The amount of the revenue can be reliably measured;
•	It is probable that the economic benefits associated with the transaction will flow to Vermilion; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Financial Instruments

Financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Held for trading: Held for trading financial instruments are subsequently measured at fair value on the consolidated balance sheet and gains and losses are recognized in net earnings. Cash and cash equivalents and derivatives assets and liabilities are classified as held for trading.
•	Loans and receivables and other financial liabilities: Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, dividends payable, finance lease, and long-term debt are classified as other financial liabilities.

Vermilion Energy Inc.	2016 Financial Statements

Equity Based Compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plan (the “Vermilion Incentive Plan” or “VIP”) as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Equity-settled awards issued under the VIP vest over a period of one to three years and awards outstanding are adjusted upon vesting by a performance factor determined by the Company’s Board of Directors. Equity based compensation expense for the VIP is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the VIP awards, an estimate of the performance factor that will be achieved, and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the VIP awards and are excluded in the determination of grant date fair values. Upon vesting, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of the equity-settled awards issued under the VIP and the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans are determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per Share Amounts

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares outstanding during the period.

Diluted net loss per share is calculated by dividing net loss by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the weighted-average number of shares outstanding and, to the extent inclusion reduces net earnings per share, the number of shares issuable under the VIP determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign Currency Translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translations include the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction
•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
•	Monetary items are translated at the prevailing rates at the balance sheet date

Foreign operation translations occur when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments. Translations occur as follows:

•	Income and expenses are translated at the average exchange rates for the period
•	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Income Taxes

Deferred taxes are calculated using the balance sheet method. Deferred tax is recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Vermilion Energy Inc.	2016 Financial Statements

Management Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income and expenses. Actual results could differ significantly from these estimates.

Key areas where management has made judgments, estimates, and assumptions include:

•	Asset retirement obligations: Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, and the expected timing of expenditures. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.
•	Determination of CGUs: CGU determination is subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. The composition of CGUs can directly impact the calculated recoverable amount of a CGU and the recorded impairment loss or recovery.
•	Assessment of impairments or recovery of previous impairments: The calculation of the recoverable amount of a CGU is based on market factors (including estimated future commodity prices) and estimates of reserves and resources. Reserve and resource estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these judgments, estimates and assumptions can directly impact the calculated recoverable amount of a CGU and the recorded impairment loss or recovery.
•	Income Taxes: Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

The following IFRS have been issued by the IASB but are not yet effective:

•	IFRS 9 “Financial Instruments” will be adopted January 1, 2018. IFRS 9 includes changes to the classification and measurement of financial instruments and general hedge accounting.
•	IFRS 15 “Revenue from Contracts with Customers” will be adopted January 1, 2018. IFRS 15 specifies recognition and measurement requirements for contracts with customers.
•	IFRS 16 “Leases” will be adopted January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases.

On the adoption of IFRS 9, Vermilion does not currently anticipate changes to the measured amount of financial instruments and correspondingly does not currently anticipate material changes to net earnings.

In the adoption of IFRS 15, Vermilion has in place a transition team that will perform a detailed review of the Company’s standard contracts with customers in accordance with the issued IFRS.

The impact of the adoption of IFRS 16 is currently being evaluated.

Vermilion Energy Inc.	2016 Financial Statements

4. SEGMENTED INFORMATION

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates in. Excluding the Corporate segment, each of the below operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration activities in Central and Eastern Europe. These operating segments have similar economic characteristics as they do not currently generate revenue.

Vermilion’s Chief Operating Decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the Chief Operating Decision maker with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Vermilion has three major customers with revenues in excess of 10% of consolidated revenues within the France, Netherlands, and Ireland operating segments. Substantially all sales in the France, Netherlands, and Ireland operating segments for the years ended December 31, 2016 and 2015 were to one customer in each respective segment.

Vermilion Energy Inc.	2016 Financial Statements

	Year Ended December 31, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,522,243	835,141	220,350	292,885	756,893	267,183	61,195	131,294	4,087,184
Drilling and development	62,706	68,472	23,740	3,803	9,375	59,910	13,539	-	241,545
Exploration and evaluation	-	-	-	-	-	-	-	863	863
Oil and gas sales to external customers	252,867	246,863	100,707	29,049	109,156	136,835	7,314	-	882,791
Royalties	(21,475)	(27,091)	(1,462)	(2,089)	-	-	(2,167)	-	(54,284)
Revenue from external customers	231,392	219,772	99,245	26,960	109,156	136,835	5,147	-	828,507
Transportation	(15,392)	(14,758)	-	(2,869)	(6,492)	-	-	-	(39,511)
Operating	(71,543)	(50,000)	(20,796)	(12,379)	(18,646)	(47,507)	(1,314)	-	(222,185)
General and administration	(11,826)	(19,101)	(1,525)	(8,314)	(4,772)	(6,400)	(3,624)	2,733	(52,829)
PRRT	-	-	-	-	-	(1,568)	-	-	(1,568)
Corporate income taxes	-	(2,867)	(6,624)	-	-	(7,522)	-	(1,097)	(18,110)
Interest expense	-	-	-	-	-	-	-	(56,957)	(56,957)
Realized gain on derivative instruments	-	-	-	-	-	-	-	65,376	65,376
Realized foreign exchange gain	-	-	-	-	-	-	-	4,041	4,041
Realized other income	-	3,822	-	-	-	-	-	205	4,027
Fund flows from operations	132,631	136,868	70,300	3,398	79,246	73,838	209	14,301	510,791

	Year Ended December 31, 2015
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,609,180	863,304	212,749	167,908	908,453	235,139	42,927	169,560	4,209,220
Drilling and development	201,508	92,265	47,325	5,363	66,409	61,741	12,250	-	486,861
Oil and gas sales to external customers	320,613	281,422	129,057	41,384	57	162,765	4,288	-	939,586
Royalties	(28,144)	(26,958)	(3,082)	(6,479)	-	-	(1,257)	-	(65,920)
Revenue from external customers	292,469	254,464	125,975	34,905	57	162,765	3,031	-	873,666
Transportation	(16,326)	(15,378)	-	(3,269)	(6,687)	-	-	-	(41,660)
Operating	(89,085)	(50,718)	(22,746)	(10,956)	(15)	(51,676)	(742)	-	(225,938)
General and administration	(16,888)	(20,217)	(4,158)	(7,386)	(2,517)	(5,754)	(3,836)	7,172	(53,584)
PRRT	-	-	-	-	-	(6,878)	-	-	(6,878)
Corporate income taxes	-	(23,764)	(12,152)	-	-	(7,230)	-	(1,091)	(44,237)
Interest expense	-	-	-	-	-	-	-	(59,852)	(59,852)
Realized gain on derivative instruments	-	-	-	-	-	-	-	41,356	41,356
Realized foreign exchange gain	-	-	-	-	-	-	-	623	623
Realized other income	-	31,775	-	-	-	-	-	896	32,671
Fund flows from operations	170,170	176,162	86,919	13,294	(9,162)	91,227	(1,547)	(10,896)	516,167

Reconciliation of fund flows from operations to net loss

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Fund flows from operations	510,791	516,167
Accretion	(24,783)	(23,911)
Depletion and depreciation	(528,002)	(458,758)
Impairment	(14,762)	(274,623)
Gain on business combination	22,001	-
Unrealized (loss) gain on derivative instruments	(137,993)	43,548
Equity based compensation	(69,235)	(75,232)
Unrealized foreign exchange (loss) gain	(792)	8,787
Unrealized other expense	(131)	(1,008)
Deferred taxes	82,855	47,728
Net loss	(160,051)	(217,302)

Vermilion Energy Inc.	2016 Financial Statements

5. BUSINESS COMBINATIONS

In December of 2016, Vermilion acquired, through a wholly-owned subsidiary, interests in production and exploration assets in Germany from Engie E&P Deutschland GmbH. The acquisition includes operated and non-operated interests in five oil and three gas producing fields, along with an operated interest in one exploration license. The acquisition provides Vermilion its first operated producing properties in Germany, and advances the Company’s objective of developing a material business unit in this country.

The acquisition was accounted for as a business combination. The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

($M)	Consideration
Cash paid to vendor	48,377
Total consideration	48,377

($M)	Allocation of Consideration
Capital assets	142,350
Asset retirement obligations	(66,965)
Deferred taxes	(7,767)
Crude oil inventory	2,760
Net assets acquired	70,378
Gain on business combination	(22,001)
Total net assets acquired, net of gain on business combination	48,377

In calculating the fair value of capital assets, Vermilion considered the net present value of after-tax cash flows from proved plus probable reserves using applicable price decks published by reserve engineering firms (refer to Financial Statement Note 6) and an after-tax discount rate of 12%.

The determination of asset retirement obligations was based on a total undiscounted future liability of $182.3 million. These payments are expected to be made between 2027 and 2049, with the majority of spending occurring between 2043 and 2049 ($78.8 million). The inflation rate used in determining the cash flow estimates was 1.28%. The present value of the obligations was calculated using a credit-adjusted risk-free rate, calculated using a credit spread of 3.8% added to a risk-free rate of 0.9%. Refer to Financial Statement Note 8 for additional information regarding asset retirement obligations.

As the acquisition of control occurred late in 2016, the results of operations from the assets acquired were not significant to Vermilion's consolidated financial statements for the year ended December 31, 2016. Had the acquisition occurred on January 1, 2016, management estimates that consolidated revenues would have increased by $29.3 million and consolidated fund flows from operations would have increased by $8.1 million for the year ended December 31, 2016. Fund flows from operations is Vermilion’s measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see Financial Statement Note 4 for a reconciliation of fund flows from operations to net earnings.

The gain on business combination resulted from the recognition of additional reserve value when the acquisition closed in December 2016, compared to the estimated value in June when Vermilion entered into a definitive purchase and sale agreement and the acquisition price was determined.

Vermilion Energy Inc.	2016 Financial Statements

6. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

($M)	2016	2015
Balance at January 1	3,467,369	3,511,092
Additions	241,545	486,861
Property acquisitions	189,853	27,731
Changes in asset retirement obligations	149,492	(78,429)
Depletion and depreciation	(491,508)	(438,342)
Recognition of finance lease asset	960	31,028
Impairment	(14,762)	(219,808)
Foreign exchange	(109,704)	147,236
Balance at December 31	3,433,245	3,467,369

Cost	6,256,485	5,682,461
Accumulated depletion and depreciation	(2,823,240)	(2,215,092)
Carrying amount at December 31	3,433,245	3,467,369

Impairment

As at December 31, 2016, Vermilion did not identify any indicators of impairment. However, Vermilion recorded an impairment in the three months ended March 31, 2016.

In assessing the recoverable value of a CGU, Vermilion considers the higher of its fair value less costs of disposal and its value in use. For the periods ended March 31, 2016 and December 31, 2015, Vermilion considered the net present value of after-tax cash flows from proved plus probable reserves based on the applicable price decks published by GLJ Petroleum Consultants, Sproule, and McDaniel and Associates. In both 2016 and 2015, Vermilion applied an after-tax discount rate of 9%.

In addition, where applicable, Vermilion also considered:

•	The fair value of undeveloped land determined based on orderly land transactions with similar characteristics as Vermilion’s undeveloped land.
•	The net present value of contingent and prospective resources, discounted at an after-tax discount rate of 15%.

Amounts calculated using fair value less costs of disposal are categorized as a Level 3 fair value measurements due to the use of unobservable inputs in the calculation.

In 2015, as a result of declines in price forecasts for crude oil and Canadian natural gas, Vermilion recorded a non-cash impairment charge of $274.6 million ($219.8 million relating to capital assets and $54.8 million relating to E&E assets) in the Canada segment. The impairment charge related to the light crude oil play in Saskatchewan ($267.9 million based on a recoverable amount of $266.8 million) and shallow coal bed methane properties in Alberta ($6.7 million based on a recoverable amount of $19.7 million).

In the first quarter of 2016, as a result of declines in price forecasts for European natural gas, Vermilion recorded a non-cash impairment charge of $14.8 million (based on a recoverable amount of $737.3 million) in the Ireland segment.

The following table outlines the forward commodity price estimates that were used to assess impairment as at December 31, 2016, as well as to determine the fair value of capital assets for the business combination discussed in Financial Statement Note 5.

Forward Commodity Price Assumptions
	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026 (1)
NBP (€/mmbtu)(2)	5.63	5.86	5.98	6.43	6.61	6.75	6.88	7.02	7.16	7.30
WTI (US $/bbl)(3)	55.00	60.90	65.47	69.13	73.21	75.19	77.19	79.23	81.28	83.39
Brent (US $/bbl)(3)	56.00	61.90	66.47	70.50	74.58	76.56	78.56	80.60	82.68	84.98
AECO ($/mmbtu)(3)	3.43	3.17	3.26	3.67	3.86	3.97	4.11	4.23	4.31	4.41

(1) Escalated at 2.0% per year thereafter.

(2) Source: Average of GLJ Petroleum Consultants and Sproule price forecasts, effective January 1, 2017.

(3) Source: Average of GLJ Petroleum Consultants, Sproule, and McDaniel & Associates Consultants price forecasts, effective January 1, 2017.

Vermilion Energy Inc.	2016 Financial Statements

The determination of impairment is sensitive to changes in key judgements, including reserve revisions, changes in forward commodity prices and exchange rates, and changes in costs and timing of development. Changes in these key judgments would impact the recoverable amounts of CGUs, therefore resulting in additional impairment charges and reversals. The following table demonstrates the impact of a 5% decrease in commodity price estimates and a 1% increase in discount rate assumptions on the recorded impairment as at December 31, 2016:

($M)	1% Increase in Discount Rate	5% Decrease in Commodity Prices
Saskatchewan light crude oil	-	(8,304)
Alberta shallow coal bed methane	-	(853)
Ireland natural gas	-	-
Impairment	-	(9,157)

7. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2016	2015
Balance January 1	308,192	380,621
Additions	863	-
Property acquisitions	2,644	1,166
Changes in asset retirement obligations	14	(130)
Depreciation	(35,238)	(21,893)
Impairment(1)	-	(54,815)
Foreign exchange	(1,645)	3,243
Balance December 31	274,830	308,192

Cost	333,835	362,919
Accumulated depreciation	(59,005)	(54,727)
Carrying amount at December 31	274,830	308,192

(1) Refer to Financial Statement Note 6 – Capital Assets

Vermilion Energy Inc.	2016 Financial Statements

8. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2016	2015
Balance at January 1	305,613	350,753
Additional obligations recognized	68,288	3,550
Changes in estimates	3,454	1,117
Obligations settled	(9,617)	(11,369)
Accretion	24,783	23,911
Changes in discount rates	144,729	(83,226)
Foreign exchange	(12,228)	20,877
Balance at December 31	525,022	305,613

Vermilion has estimated the asset retirement obligations based on a total undiscounted future liability of $1.4 billion (2015 - $1.3 billion). These payments are expected to be made between 2017 and 2065, with the majority of spending occurring between 2030 and 2037 ($348.2 million) and between 2044 and 2048 ($241.5 million). Inflation rates used in determining the cash flow estimates were between 0.5% and 2.2% (2015 - between 0.6% and 2.4%). Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.8% (2015 - 7.0%) added to risk-free rates based on long-term, risk-free government bonds.

The risk-free rates used to discount the obligations were as follows:

	Dec 31,	Dec 31,
	2016	2015
Canada	2.3%	2.2%
France	1.7%	2.1%
Netherlands	(0.3%)	0.1%
Germany	0.9%	0.7%
Ireland	0.5%	1.0%
Australia	3.2%	3.3%
USA	2.6%	2.5%

A 0.5% increase/decrease in the credit spread would decrease/increase asset retirement obligations by approximately $40.0 million.

Vermilion Energy Inc.	2016 Financial Statements

9. DERIVATIVE INSTRUMENTS

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Fair value of contracts, beginning of year	68,342	24,794
Reversal of opening contracts settled during the year	(55,214)	(23,391)
Realized gain on contracts settled during the year	65,376	41,356
Unrealized gain during the year on contracts outstanding at the end of the year	(82,779)	66,939
Net receipt from counterparties on contract settlements during the year	(65,376)	(41,356)
Fair value of contracts, end of year	(69,651)	68,342
Comprised of:
Current derivative asset	4,336	55,214
Current derivative liability	(47,660)	-
Non-current derivative asset	1,157	13,128
Non-current derivative liability	(27,484)	-
Fair value of contracts, end of year	(69,651)	68,342

The loss (gain) on derivative instruments for 2016 and 2015 were comprised of the following:

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Realized gain on contracts settled during the year	(65,376)	(41,356)
Reversal of opening contracts settled during the year	55,214	23,391
Unrealized loss (gain) during the year on contracts outstanding at the end of the year	82,779	(66,939)
Loss (gain) on derivative instruments	72,617	(84,904)

10. LEASES

Vermilion had the following future commitments associated with its operating leases:

	As at
($M)	Dec 31, 2016	Dec 31, 2015
Less than 1 year	12,683	12,535
1 - 3 years	21,087	22,049
4 - 5 years	18,228	16,617
After 5 years	1,657	9,288
Total minimum lease payments	53,655	60,489

A solution gas facility used in Vermilion’s southeast Saskatchewan operations has been recorded as a finance lease. The assets are to be used for a minimum period of 10 years, with an option to renew for successive one year terms. As at December 31, 2016, the carrying amount of the asset included in capital assets is $26.1 million.

Vermilion had the following future commitments associated with its finance lease:

	As at
($M)	Dec 31, 2016	Dec 31, 2015
Less than 1 year	6,495	6,285
1 - 3 years	12,990	12,571
4 - 5 years	6,043	9,515
After 5 years	4,501	6,984
Total minimum lease payments	30,029	35,355
Amounts representing interest	(3,894)	(5,940)
Present value of net minimum lease payments	26,135	29,415
Current portion of finance lease obligation	(6,507)	(5,850)
Non-current portion of finance lease obligation	19,628	23,565

Vermilion Energy Inc.	2016 Financial Statements

11. TAXES

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
($M)	Dec 31, 2016	Dec 31, 2015
Deferred tax liabilities:
Derivative contracts	-	(18,452)
Capital assets	(265,772)	(331,176)
Non-capital losses	20,561	102,209
Asset retirement obligations	(20,577)	(82,586)
Unrealized foreign exchange	(15,386)	(16,291)
Other	(2,359)	(8,358)
Deferred tax liabilities	(283,533)	(354,654)
Deferred tax assets:
Derivative contracts	18,806	-
Capital assets	(55,718)	58,846
Non-capital losses	155,447	72,846
Asset retirement obligations	28,960	3,583
Unrealized foreign exchange	(72)	-
Other	4,623	478
Deferred tax assets	152,046	135,753

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Loss before income taxes	(223,228)	(213,915)
Canadian corporate tax rate(1)	27.0%	26.2%
Expected recovery	(60,272)	(56,046)
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (2)	1,064	8,310
Foreign tax rate differentials (2), (3)	(16,675)	(8,096)
Equity based compensation expense	14,987	14,000
Amended returns and changes to estimated tax pools and tax positions	6,451	(6,856)
Statutory rate changes and the estimated reversal rates associated with temporary differences	(53,150)	1,733
De-recognition	46,253	51,736
Adjustment for uncertain tax positions	3,675	-
Other non-deductible items	(5,510)	(1,394)
Provision for income taxes	(63,177)	3,387

(1)	The corporate tax rate increased to 27.0% in 2016 from 26.2% in 2015 as a result of the 2016 full year impact from the Alberta corporate tax rate increase of 2.0% effective July 1, 2015.
(2)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(3)	The combined tax rate was 34.4% in France, 50.0% in the Netherlands, 24.2% in Germany, 25% in Ireland, and 35% in the United States.

At December 31, 2016, Vermilion has $1.0 billion (2015 - $0.8 billion) of unused tax losses of which $520 million expire between 2030 and 2035.

At December 31, 2016, Vermilion de-recognized $96.1 million (2015 - $51.7 million) of deferred tax assets, relating to certain non-expiring non-capital losses for which there is uncertainty as to the Company’s ability to fully utilize such losses when applying forecasted commodity prices in effect as at December 31, 2016.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2016 is approximately $1.5 billion (2015 – approximately $1.4 billion).

Vermilion Energy Inc.	2016 Financial Statements

12. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Dec 31, 2016	Dec 31, 2015
Revolving credit facility	1,362,192	1,162,998
Senior unsecured notes (1)	-	224,901
Long-term debt	1,362,192	1,387,899

(1)	The senior unsecured notes were included in the current portion of long-term debt as at December 31, 2015. The senior unsecured notes, which had a principal balance of $225.0 million, matured and were repaid on February 10, 2016.

Revolving Credit Facility

At December 31, 2016, Vermilion had in place a bank revolving credit facility maturing May 31, 2019 with the following terms:

	As at
	Dec 31,	Dec 31,
($M)	2016	2015
Total facility amount	2,000,000	2,000,000
Amount drawn	(1,362,192)	(1,162,998)
Letters of credit outstanding (1)	(20,100)	(25,200)
Unutilized capacity	617,708	811,802

(1)	Included in letters of credit outstanding is a $17.8 million surety bond issued pursuant to the recovery of costs discussed in Financial Statement Note 16.

The facility is extendable from time to time, but not more than once per year, for a period not longer than four years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate applicable to demand loans plus applicable margins. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

As at December 31, 2016, the revolving credit facility was subject to the following financial covenants:

		As at
		Dec 31,	Dec 31,
Financial covenant	Limit	2016	2015
Consolidated total debt to consolidated EBITDA	4.0	2.36	2.23
Consolidated total senior debt to total capitalization	55%	46%	36%

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Finance lease obligation” on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

Vermilion Energy Inc.	2016 Financial Statements

13. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2016		2015
	Shares		Shares
Shareholders’ Capital	('000s)	Amount ($M)	('000s)	Amount ($M)
Balance as at January 1	111,991	2,181,089	107,303	1,959,021
Shares issued for the DRIP	4,672	192,998	3,338	155,033
Vesting of equity based awards	1,320	67,146	1,158	56,855
Shares issued for equity based compensation	193	8,247	57	2,619
Share-settled dividends on vested equity based awards	87	3,242	135	7,561
Balance as at December 31	118,263	2,452,722	111,991	2,181,089

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends declared to shareholders for the year ended December 31, 2016 were $299.1 million or $2.58 per common share (2015 - $283.6 million or $2.58 per common share). Dividends are approved by the Board of Directors and are paid monthly.

Vermilion has a dividend reinvestment plan (“DRIP”) with a Premium DividendTM component. The DRIP allows eligible holders of common shares to purchase additional common shares at a discount to market by reinvesting their cash dividends. The Premium DividendTM component allows eligible holders of common shares to reinvest their dividends in new common shares that are exchanged for a premium cash payment equal to 101.5% of the reinvested dividends.

Subsequent to the end of year-end and prior to the consolidated financial statements being authorized for issue on February 24, 2017, Vermilion declared dividends totalling $51.0 million or $0.215 per share for each of January and February of 2017.

14. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations (refer to Financial Statement Note 4 - Segmented Information) is sufficient to fund capital expenditures, dividends, and asset retirement obligations. To the extent that forecasted fund flows from operations are not sufficient in relation to these expenditures, Vermilion will reduce some or all categories of these expenditures or evaluate its ability to fund the expenditures with the issuance of debt or equity.

To manage capital, Vermilion monitors the ratio of net debt to fund flows from operations. Vermilion has historically maintained a ratio of between 1.0 to 1.5. However, as a result of the decline in commodity prices in 2015 and 2016 and the corresponding reduction to fund flows from operations, this ratio has increased to 2.7 times and 2.8 times, respectively. Vermilion has responded to this increase by reducing capital expenditures and implementing the Premium DividendTM component of the Dividend Reinvestment Plan.

Vermilion’s revolving credit facility has financial covenants described in Financial Statement Note 12 - Long-Term Debt. As at December 31, 2016 and 2015, Vermilion was in compliance with these financial covenants.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2016	Dec 31, 2015
Long-term debt	1,362,192	1,162,998
Current liabilities	290,862	503,731
Current assets	(225,906)	(284,778)
Net debt	1,427,148	1,381,951

Fund flows from operations	510,791	516,167

Ratio of net debt to fund flows from operations	2.8	2.7

Vermilion Energy Inc.	2016 Financial Statements

15. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2016	2015
Opening balance	1,711	1,775
Granted	777	609
Vested	(628)	(587)
Modified	11	-
Forfeited	(133)	(86)
Closing balance	1,738	1,711

For the year ended December 31, 2016, the awards granted had a weighted average fair value of $38.41 (2015 - $53.80). Equity based compensation expense is calculated based on the VIP awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2016 - 1.9; 2015 - 1.9) adjusted by an estimated annual forfeiture rate (2016 - 4.6%; 2015 - 4.8%). Equity based compensation expense of $61.0 million was recorded during the year ended December 31, 2016 (2015 - $72.6 million) related to the VIP.

16. OTHER INCOME

In 2015, Vermilion was awarded a recovery of costs resulting from an oil spill at the Ambès oil terminal in France that occurred in 2007. The French court awarded Vermilion approximately €25 million (before taxes), of which 50% was due immediately to Vermilion upon posting a surety bond. The payment was received in 2015, with the remainder due upon conclusion of the appeal process. Approximately 90% of the recovery was recorded as other income in 2015.

In the fourth quarter of 2016, the Court of Appeal of Versailles maintained this award. The remaining payment was received and Vermilion’s surety bond was returned in 2017. While further appeal may be possible to the Supreme Court in France, Vermilion is virtually certain that the award will be upheld. Following the decision by the Court of Appeal, Vermilion recognized the remaining amount of the recovery (approximately $3.8 million) as other income in 2016.

17. PER SHARE AMOUNTS

Basic and diluted net loss per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2016	Dec 31, 2015
Net loss	(160,051)	(217,302)

Basic weighted average shares outstanding ('000s)	115,695	109,642
Dilutive impact of VIP ('000s)	-	-
Diluted weighted average shares outstanding ('000s)	115,695	109,642

Basic loss per share	(1.38)	(1.98)
Diluted loss per share	(1.38)	(1.98)

The impact of shares issuable under the VIP is anti-dilutive and has been excluded from the calculation of diluted loss per share. The number of shares issuable under the VIP calculated using the treasury stock method for the year ended December 31, 2016 is 1,457 thousand (2015 – 1,409 thousand).

Vermilion Energy Inc.	2016 Financial Statements

18. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments

	As at Dec 31, 2016		As at Dec 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Held for trading
Cash and cash equivalents	62,775	62,775	41,676	41,676
Derivative assets	5,493	5,493	68,342	68,342
Loans and receivables
Accounts receivable	131,719	131,719	160,499	160,499

FINANCIAL LIABILITIES
Held for trading
Derivative liabilities	(75,144)	(75,144)	-	-
Other financial liabilities
Accounts payable and accrued liabilities	(181,557)	(181,557)	(248,747)	(248,747)
Dividends Payable	(25,426)	(25,426)	(24,077)	(24,077)
Long-term debt	(1,362,192)	(1,362,192)	(1,387,899)	(1,387,998)

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

•	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents are categorized as Level 1.
•	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments. The fair value of Vermilion’s senior unsecured notes (included in the fair value of long-term debt as at December 31, 2015) was determined using pricing models that incorporated market rates for similar instruments.
•	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2016 and 2015.

The carrying value of accounts receivable, accounts payable and accrued liabilities, and dividends payable are a reasonable approximation of their fair value due to the short maturity of these financial instruments. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Associated with Financial Instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk, credit risk, and liquidity risk.

Market Risk

Market risk includes: commodity price risk, interest rate risk, and currency risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to a forecasted future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, and accounts payables. As crude oil is typically sold in US dollars and as result of the Company’s operations in Europe, Vermilion is primarily exposed to the US Dollar and Euro. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Vermilion Energy Inc.	2016 Financial Statements

Interest rate risk

Vermilion is exposed to interest rate risk on its long-term debt. As at December 31, 2016, long-term debt was comprised solely of borrowings under the revolving credit facility. As these borrowings consist of short-term borrowing instruments that bear interest at market rates, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt. In both 2015 and 2016, Vermilion had in place interest rate swaps that mitigate some of the effects of changes in variable interest rates.

The following table summarizes the increase (positive values) or decrease (negative values) to comprehensive income before tax impact due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2016	Dec 31, 2015
Currency risk - Euro to Canadian
5% increase in strength of the Canadian dollar against the Euro	1,338	(1,986)
5% decrease in strength of the Canadian dollar against the Euro	(1,338)	1,986

Currency risk - US $ to Canadian
5% increase in strength of the Canadian dollar against the US $	(59,280)	3,423
5% decrease in strength of the Canadian dollar against the US $	59,280	(3,423)

Commodity price risk
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(26,513)	(3,262)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	18,882	3,263

€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(36,999)	(23,813)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	33,019	21,754

Interest rate risk
1% increase in average Canadian prime interest rate	(11,674)	(10,543)
1% decrease in average Canadian prime interest rate	11,674	10,543

The above table shows the before tax effect on comprehensive income for a 5% change in the US dollar to Canadian dollar exchange rate based on derivative instruments, long-term debt, and other financial instruments as at December 31, 2016.  The $59.3 million increase or decrease shown above is primarily driven by US $0.9 billion notional of cross currency interest rate swaps outstanding as at December 31, 2016 and effective for January 2017.

Subsequent to December 31, 2016, Vermilion repaid $1.2 billion of borrowings on the revolving credit facility bearing interest at CDOR (Canadian Dollar Offered Rate) plus applicable margins and simultaneously borrowed US $0.9 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.  As this transaction occurred subsequent to the balance sheet date, it is not included in the calculations shown in the above table. If included, the before tax effect on comprehensive income for a 5% increase/decrease in strength of the Canadian dollar against the US dollar as at December 31, 2016 would be an increase/decrease of $0.5 million.

Vermilion Energy Inc.	2016 Financial Statements

Credit Risk:

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2016, Vermilion’s maximum exposure to receivable credit risk was $137.2 million (December 31, 2015 - $228.8 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. As at the balance sheet date, approximately 2.1% of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity Risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2016	79,509	120,233	7,241	1,377,819
December 31, 2015	112,890	353,934	33,663	1,180,486

19. RELATED PARTY DISCLOSURES

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2016 and December 31, 2015:

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Short-term benefits	4,748	5,460
Share-based payments	20,169	20,310
	24,917	25,770
Number of individuals included in the above amounts	18	20

Vermilion Energy Inc.	2016 Financial Statements

20. SUPPLEMENTAL INFORMATION

Changes in non-cash working capital was comprised of the following:

	Year Ended
($M)	Dec 31, 2016	Dec 31, 2015
Changes in:
Accounts receivable	28,780	11,321
Crude oil inventory	1,311	(3,569)
Prepaid expenses	1,762	2,577
Accounts payable and accrued liabilities	(67,190)	(49,449)
Income taxes payable	30,213	(38,457)
Foreign exchange	1,192	(8,793)
Changes in non-cash working capital	(3,932)	(86,370)
Changes in non-cash operating working capital	8,366	(60,390)
Changes in non-cash investing working capital	(12,298)	(25,980)
Changes in non-cash working capital	(3,932)	(86,370)

Cash and cash equivalents was comprised of the following:

	As at
($M)	Dec 31, 2016	Dec 31, 2015
Cash on deposit with financial institutions	62,614	31,175
Guaranteed investment certificates	161	10,501
Cash and cash equivalents	62,775	41,676

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
($M)	2016	2015
Operating expense	45,061	47,738
General and administration expense	35,347	40,391
Wages and benefits	80,408	88,129

Vermilion Energy Inc.	2016 Financial Statements

DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2,3,4,5,6]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Claudio A. Ghersinich [3,6]

Executive Director, Carrera Investments Corp.
Calgary, Alberta

Loren M. Leiker [6]

Houston, Texas

William F. Madison [5,6]
Sugar Land, Texas

Timothy R. Marchant [5,6]
Calgary, Alberta

Anthony Marino
Calgary, Alberta

Robert Michaleski [3]

Calgary, Alberta

Sarah E. Raiss [4,5]

Calgary, Alberta

Catherine L. Williams [3,4]
Calgary, Alberta

[1] Chairman of the Board

[2] Lead Director

[3] Audit Committee

[4] Governance and Human Resources Committee

[5] Health, Safety and Environment Committee

[6] Independent Reserves Committee

ABBREVIATIONS

$M        thousand dollars

$MM     million dollars

AECO   the daily average benchmark price for natural gas at the AECO
‘C’ hub in southeast Alberta

bbl(s)     barrel(s)

bbls/d    barrels per day

bcf        billion cubic feet

boe       barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d    barrel of oil equivalent per day

btu        British thermal units

CGU     Cash generating unit, the basis upon which Vermilion’s assets are evaluated for potential impairments

DRIP     Dividend Reinvestment Plan

GJ        gigajoules

HH        Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana

mbbls   thousand barrels

mboe    thousand barrel of oil equivalent

mcf       thousand cubic feet

mcf/d    thousand cubic feet per day

mmboe million barrel of oil equivalent

mmbtu  million British thermal units

mmcf    million cubic feet

mmcf/d million cubic feet per day

MWh    megawatt hour

NBP     the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point operated by National Grid. Our production in Ireland is priced with reference to NBP.

NGLs    natural gas liquids, which includes butane, propane, and ethane

PRRT    Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

TTF      the day-ahead price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services

WTI      West Texas Intermediate, the reference price paid for

OFFICERS AND KEY PERSONNEL

CANADA
Anthony Marino
President & Chief Executive Officer

Curtis W. Hicks

Executive Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Daniel Goulet

Director Corporate HSE

Bryce Kremnica

Director Field Operations – Canada Business Unit

Kyle Preston

Director Investor Relations

Mike Prinz

Director Information Technology & Information Systems

Jenson Tan

Director Business Development

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Daniel G. Anderson

Managing Director – U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development – U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Darcy Kerwin

Managing Director - France Business Unit

Scott Seatter

Managing Director - Netherlands Business Unit

Albrecht Moehring

Managing Director - Germany Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

HSBC Bank Canada

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

Union Bank, Canada Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Director Investor Relations

403-476-8431 TEL

403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com